     As filed with the Securities and Exchange Commission on March 29, 1999

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                    FORM 11-K

         [X]        ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 1998

                                       OR

         [ ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                           ---------------------------

                           Commission File No: 0-14134

                           ---------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE GOOD GUYS! DEFERRED PAY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The Good Guys, Inc.
                              7000 Marina Boulevard
                         Brisbane, California 94005-1830

--------------------------------------------------------------------------------

                              REQUIRED INFORMATION

            The Good Guys! Deferred Pay Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended September 30, 1997 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

            The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOOD GUYS! DEFERRED PAY PLAN

By: The Good Guys! Deferred Pay Plan Administrative Committee


/s/ ROBERT A. GUNST                                   March 29, 1999
-----------------------
(Robert A. Gunst)


/s/ DENNIS C. CARROLL                                 March 29, 1999
-----------------------
(Dennis C. Carroll)

                                   APPENDIX 1


THE GOOD GUYS!
DEFERRED PAY PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND INDEPENDENT AUDITORS' REPORT

THE GOOD GUYS! DEFERRED PAY PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                             PAGE
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Assets Available for Benefits
   as of September 30, 1998 and 1997                                           2

  Statements of Changes in Assets Available for Benefits
   for the Years Ended September 30, 1998 and 1997                             2

  Notes to Financial Statements                                               3-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
  YEAR ENDED SEPTEMBER 30, 1998:

  Item 27a - Schedule of Assets Held for Investment Purposes                   9

  Item 27d - Schedule of Reportable Transactions (series of transactions
   exceeding 5% of plan assets)                                               10

INDEPENDENT AUDITORS' REPORT

Administrative Committee
The Good Guys!
Deferred Pay Plan

We have audited the accompanying statements of assets available for benefits of The Good Guys! Deferred Pay Plan (the "Plan") as of September 30, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of September 30, 1998 and 1997, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended September 30, 1998 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------------

March 24, 1999

THE GOOD GUYS! DEFERRED PAY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                     1998            1997
ASSETS:

Investments, at fair value:
  Investment Company of America                                  $ 4,754,313     $ 3,922,606
  New Perspective Fund                                             3,461,616       3,742,839
  Bond Fund of America                                               594,911         536,251
  American Balanced Fund                                           2,160,772       1,899,512
  Merrill Lynch Retirement Preservation Trust                      1,146,563       1,127,827
  The Good Guys! Company Stock Fund                                  993,738         648,895
  Loans to participants                                            1,066,343         719,265
                                                                 ---------------------------
ASSETS AVAILABLE FOR BENEFITS                                    $14,178,256     $12,597,195
                                                                 ===========================

--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1998 AND 1997

--------------------------------------------------------------------------------

                                                                     1998            1997
ADDITIONS TO ASSETS:

Investment income:
  Interest income                                                $    71,813     $    59,640
  Net appreciation in fair value of investments                      168,068       2,144,651
                                                                 ---------------------------
         Total investment income                                     239,881       2,204,291
Contributions from participants                                    3,180,867       2,671,010
                                                                 ---------------------------
        Total additions                                            3,420,748       4,875,301

DEDUCTIONS FROM ASSETS -
  Payments to participants                                         1,839,687         931,502
                                                                 ---------------------------

NET INCREASE                                                       1,581,061       3,943,799

ASSETS AVAILABLE FOR BENEFITS:
 At beginning of year                                             12,597,195       8,653,396
                                                                 ---------------------------
 At end of year                                                  $14,178,256     $12,597,195
                                                                 ===========================

See notes to financial statements.

THE GOOD GUYS! DEFERRED PAY PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

1.    SUMMARY DESCRIPTION OF PLAN

      The Good Guys! Deferred Pay Plan (the "Plan") is a defined contribution tax deferred savings plan available to employees of The Good Guys, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees of the Company may voluntarily commence participation in the Plan on October 1st or April 1st of each year provided they have completed twelve months (six months in 1997) of continuous service. Participants may contribute up to 20% (15% in
      1997) of their annual compensation to the Plan. However, the sum of the participants' contributions to the Plan and the Company's contribution to The Good Guys! Profit-Sharing Plan on the participants' behalf may not be in excess of the amount allowed for federal income tax purposes. Additional contributions may be made to the Plan by the Company at the option of the Plan's Administrative Committee.

      Each participant's share of assets is segregated in an individual account and invested in accordance with the investment choice elected by the participant. The participants have a choice of six investments, four of those investments are mutual funds, one is in a collective trust and one is in Company Stock. The prospectuses for these investment options describe the funds as follows:

            Investment Company of America (Equity Growth & Income Fund) - Funds are invested in marketable securities, principally common stock, for long-term growth of capital and income.

            New Perspective Fund (Global Growth Fund) - Funds are invested in common stocks of both foreign and domestic companies for long-term growth of capital.

            Bond Fund of America (Fixed Income Fund) - Funds are invested in marketable fixed-income debt securities, government obligations, and money-market instruments for current income and the preservation of capital.

            American Balanced Fund (Equity Growth & Income Fund) - Funds are invested in a diversified array of equities, debt, and cash instruments for capital preservation, current income, and long-term growth of capital and income.

            Merrill Lynch Retirement Preservation Trust (Cash Equivalents; Collective Trust Fund) - Funds are invested in Guaranteed Investment Contracts, U.S. Government obligations and money market instruments for current income and preservation of capital (see Note 4).

            The Good Guys! Company Stock Fund - Funds are invested in The Good Guys! common stock.

      VESTING - All employee contributions are fully vested at the time of contribution.

      DISTRIBUTION OF BENEFITS - Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service. The Plan provides that all administrative costs be paid by the Company.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all amounts credited to the participants' accounts will be distributed in accordance with Plan provisions.

      INCOME TAXES - The Plan obtained a determination letter on February 21, 1997, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

      Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

      USE OF ESTIMATES - In preparing the Plan's financial statements, the administrator is required to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets at the date of the financial statements, and the reported amounts of additions and deductions to assets during the reporting periods. Actual results could differ from these estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at estimated fair value, which is determined by quoted market prices. The Plan's guaranteed investment contract is valued at contract value. Participant loans are carried at amortized cost, which approximates fair value (See Note 4).

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFITS are recorded when paid. As of September 30, 1998 and 1997, assets available for benefits included benefits of $2,319,494 and $1,908,596 due to participants who have withdrawn from participation in the Plan.

3.    PARTICIPANT LOANS

      Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years, or up to 30 years for the purchase of a primary residence, and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of September 30, 1998, there are 246 loans, maturing from 1998 to 2028 with interest rates ranging between 9% and 11%.

4.    FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

      As required by Financial Accounting Standard No. 105, Disclosure of Information about Financial Investments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the following information about the risk characteristics associated with the Merrill Lynch Retirement Preservation Trust (the "Fund") is presented.

      The Fund invests in guaranteed investment contracts ("GIC"), bank investment contracts ("BIC") and other synthetic guaranteed investment contracts issued by selected North American life insurance companies and U.S. banks. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at fixed or variable rates as specified under its terms. The credit risk of the issuer of each investment contract is evaluated and monitored by the trustee.

      The Fund's policy is to require that the investment contract issuer has ratings no lower than: a rating of AAA from Standard & Poor's or Aa2 from Moody's at the time of purchase.

      The GIC issuer is subject to an analysis of asset quality, liquidity, management quality, surplus adequacy and profitability. Further, the issuer's mortgage loan portfolio and bond holdings are scrutinized for exposure to high risk bonds and geographical concentrations.

      A credit review of all issuers of GICs is performed periodically. The reviews are based upon the external rating services listed above. An investment contract may be identified as substandard or removed from the Fund depending on the degree of deterioration of the issuer's rating. The Trustee may elect to segregate a contract from the Fund, resulting in separate accounting for the investment contract. As a result, participants admitted to the Fund after the contract has been segregated from the Fund will not be affected.

      The Fund's policy is to review a variety of factors prior to selecting a BIC issuer for bidding on BICs. These factors include, but are not limited to, asset quality, liquidity, management quality, profitability and, as is the policy of the Trustee, the Trustee's exposure to the issuing bank. Furthermore, the Fund's investments in BICs are insured by the Federal Deposit Insurance

      Corporation within applicable limits. Such coverage was eliminated effective December 1993, or, for contracts purchased prior to December 1991, at maturity.

5.    INVESTMENTS

   Investments that represent 5% or more of the Plan's net assets at September 30, 1998 and 1997 are separately identified in the following table:

                                           1998                     1997
                                   ---------------------   ---------------------
                                                 Fair                    Fair
                                     Cost       Value         Cost       Value
Investment Company of America      $4,086,382 $4,754,313   $2,866,067  $3,922,606
New Perspective Fund                2,973,381  3,461,616    2,844,428   3,742,839
American Balanced Fund              2,089,574  2,160,772    1,550,012   1,899,512
Merrill Lynch Retirement
    Preservation Trust              1,146,563  1,146,563    1,127,827   1,127,827
The Good Guys! Company Stock
    Fund                            1,372,550    993,738      931,609     648,895
Loans to participants               1,066,343  1,066,343      719,265     719,265

6.    FUND INFORMATION

      The following information shows the changes in assets available for benefits by fund type:

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1998
--------------------------------------------------------------------------------

                                                                               MERRILL     THE GOOD
                                                                                LYNCH        GUYS!
                             INVESTMENT     NEW         BOND     AMERICAN     RETIREMENT    COMPANY
                              COMPANY    PERSPECTIVE   FUND OF   BALANCED    PRESERVATION    STOCK     PARTICIPANT
                            OF AMERICA      FUND       AMERICA    FUND          TRUST         FUND        LOANS         TOTAL
                            ----------------------------------------------------------------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest income          $            $             $        $             $             $           $   71,813   $    71,813
   Net appreciation
    (depreciation)
    in fair value
    of investments              226,890      80,541      24,161     59,267        62,660     (285,451)          --       168,068
 Contributions from
    participants              1,164,492     801,572     136,687    459,479       314,641      768,074     (464,078)    3,180,867
                            ----------------------------------------------------------------------------------------------------
          Total additions     1,391,382     882,113     160,848    518,746       377,301      482,623     (392,265)    3,420,748
                            ----------------------------------------------------------------------------------------------------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals      850,674     795,152      79,503    308,993       275,316      213,040     (682,991)    1,839,687
                            ----------------------------------------------------------------------------------------------------
NET INCREASE PRIOR TO
  INTERFUND TRANSFERS           540,708      86,961      81,345    209,753       101,985      269,583      290,726     1,581,061

INTERFUND TRANSFERS             290,999    (368,184)    (22,685)    51,507       (83,249)      75,260       56,352            --
                            ----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)         831,707    (281,223)     58,660    261,260        18,736      344,843      347,078     1,581,061

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year             3,922,606   3,742,839     536,251  1,899,512     1,127,827      648,895      719,265    12,597,195
                            ----------------------------------------------------------------------------------------------------
End of year                 $ 4,754,313  $3,461,616    $594,911 $2,160,772    $1,146,563    $ 993,738   $1,066,343   $14,178,256
                            ====================================================================================================

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1997

--------------------------------------------------------------------------------

                                                                                  MERRILL      THE GOOD
                                                                                   LYNCH         GUYS!
                            INVESTMENT       NEW          BOND      AMERICAN     RETIREMENT     COMPANY
                              COMPANY     PERSPECTIVE    FUND OF    BALANCED    PRESERVATION     STOCK     PARTICIPANT
                            OF AMERICA       FUND        AMERICA      FUND          TRUST         FUND        LOANS        TOTAL
                            ------------------------------------------------------------------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest income          $             $             $         $             $              $            $59,640    $    59,640
   Net appreciation
    (depreciation) in fair
    value of investments       922,591       789,325      53,492     367,821        61,721      (50,299)        --       2,144,651
 Contributions from
    participants               982,512       833,800     164,571     456,634       402,508      164,565    (333,580)     2,671,010
                            ------------------------------------------------------------------------------------------------------
          Total additions    1,905,103     1,623,125     218,063     824,455       464,229      114,266    (273,940)     4,875,301
                            ------------------------------------------------------------------------------------------------------
DEDUCTIONS FROM ASSETS -
 Participants' withdrawals     384,413       384,193     103,862     268,727       177,779       86,973    (474,445)       931,502
                            ------------------------------------------------------------------------------------------------------
NET INCREASE BEFORE
 INTERFUND TRANSFERS         1,520,690     1,238,932     114,201     555,728       286,450       27,293     200,505      3,943,799

INTERFUND TRANSFERS            320,826       106,812     (65,939)     16,557      (239,864)     (63,068)    (75,324)             0
                            ------------------------------------------------------------------------------------------------------
NET INCREASE                 1,841,516     1,345,744      48,262     572,285        46,586      (35,775)    125,181      3,943,799

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year            2,081,090     2,397,095     487,989   1,327,227     1,081,241      684,670     594,084      8,653,396
                            ------------------------------------------------------------------------------------------------------
End of year                 $3,922,606    $3,742,839    $536,251  $1,899,512    $1,127,827     $648,895   $ 719,265    $12,597,195
                            ======================================================================================================

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1998

--------------------------------------------------------------------------------

           INVESTMENTS                          UNITS/SHARE        COST       FAIR VALUE
INVESTMENT COMPANY OF AMERICA                      159,491     $ 4,086,382    $ 4,754,313

NEW PERSPECTIVE FUND                               164,348       2,973,381      3,461,616

BOND FUND OF AMERICA                                41,989         580,326        594,911

AMERICAN BALANCED FUND                             141,168       2,089,574      2,160,772

MERRILL LYNCH RETIREMENT PRESERVATION TRUST      1,146,563       1,146,563      1,146,563

THE GOOD GUYS! COMPANY STOCK FUND                  130,444       1,372,550        993,738

LOANS TO PARTICIPANTS (See Note 3)                               1,066,343      1,066,343
                                                               --------------------------
TOTAL INVESTMENTS                                              $13,315,119    $14,178,256
                                                               ==========================

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)
YEAR ENDED SEPTEMBER 30, 1998

--------------------------------------------------------------------------------

                                                  PURCHASES                         DISPOSITIONS
                                           ------------------------     ---------------------------------
                                            NUMBER OF                     NUMBER OF                GAIN
FUND                                       TRANSACTIONS    COST         TRANSACTIONS   PROCEEDS    (LOSS)
  Investment Company of America                 64       $1,911,498           30      $  868,272  $163,455
  New Perspective Fund                          53        1,060,852           35       1,161,179   227,335
  American Balanced Fund                        53          949,063           30         459,996    48,060
  Merrill Lynch Retirement Preservation
     Trust                                     285          470,181           26         419,171        --
  The Good Guys! Company Stock Fund             48          686,417           25         235,886    (4,148)